<SEQUENCE>1
<FILENAME>y032004scbacmchldinglp13dza.txt

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 10)

                    ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.
                    (f/k/a Alliance Capital Management L.P.)
                                (Name of Issuer)
                  Units Representing Assignments of Beneficial
                   Ownership of Limited Partnership Interests
                         (Title of Class of Securities)

                                    01855A101
                                 (CUSIP Number)
                                Alvin H. Fenichel
                      Senior Vice President and Controller
                               AXA Financial, Inc.
                           1290 Avenue of the Americas
                            New York, New York 10104
                                 (212) 314-4094
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 With a copy to:
               Christianne Butte, Head of Central Legal Department
                            AXA, 25, avenue Matignon
                               75008 Paris, France
                               011-331-40-75-56-38

                                  March 5, 2004
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box [   ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No. 01855A101                                           Page 2 of 61 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     AXA
     98-0342809
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                           Page 3 of 61 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     FINAXA
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC,CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                          Page 4 of 61 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     AXA Assurances I.A.R.D. Mutuelle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                          Page 5 of 61 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     AXA Assurances Vie Mutuelle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                          Page 6 of 61 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     AXA Courtage Assurance Mutuelle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                           Page 7 of 61 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Claude Bebear, as AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                          Page 8 of 61 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Henri de Castries, as AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                          Page 9 of 61 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Francoise Colloc'h, as AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                         Page 10 of 61 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (entities only)

     AXA Financial, Inc.
     13-3623351
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  1,444,356 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 1,444,356 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC,CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                          Page 11 of 61 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     AXA Financial Services, LLC
     52-2197822
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  1,444,356 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 1,444,356 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC,OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                          Page 12 of 61 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     The Equitable Life Assurance Society of the United States
     13-5570651
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  1,444,356 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 1,444,356 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC,CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 13 of 61 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Equitable Holdings, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  722,178 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 722,178 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     722,178 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.9% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC,OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 14 of 61 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     ACMC, Inc.
     13-2677213
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  722,178 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 722,178 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     722,178 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.9% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 15 of 61 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     ECMC, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  722,178 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 722,178 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     722,178 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.9% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                                             Page 16 of 61 Pages



         This Amendment No. 10 amends the Statement on Schedule 13D ("Schedule 13D") initially filed on August 4, 1992 with the Securities and Exchange Commission by AXA, Midi Participations, Finaxa, the Mutuelles AXA (as herein defined) and the Trustees of a Voting Trust (established pursuant to the Voting Trust Agreement dated as of May 12, 1992 (the "Original Voting Trust Agreement")), as amended by Amendment No. 1 to the Schedule 13D filed on July 29,1993 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed on September 14, 1994 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed on October 22, 1996 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed on July 11, 1997 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13D filed on September 4, 1997 ("Amendment No. 5"), Amendment No. 6 to the
Schedule 13D filed on April 9, 1999 ("Amendment No. 6"), Amendment No. 7 to the
Schedule 13D filed on November 4, 1999 ("Amendment No. 7"), Amendment No. 8 to the Schedule 13D filed on June 23, 2000 ("Amendment No. 8"), and Amendment No. 9 to the Schedule 13D filed on November 27, 2002 ("Amendment No. 9"), each of which was filed by AXA, Midi Participations (except as to Amendment Nos. 3, 4, 5, 6, 7, 8 and 9), Finaxa, the Mutuelles AXA, the Trustees, AXA Financial, Inc. (formerly known as The Equitable Companies Incorporated), The Equitable Life Assurance Society of the United States, Equitable Holding Corporation (which was merged in 1997 into Equitable Holdings, LLC), Equitable Investment Corporation (which was merged in November 1999 into Equitable Holdings, LLC), ACMC, Inc.
and ECMC, LLC (successor by merger to Equitable Capital Management Corporation), which Schedule 13D relates to Units representing assignments of beneficial ownership of limited partnership interests of Alliance Capital Management Holding L.P. (formerly known as Alliance Capital Management L.P.), a Delaware limited partnership ("Alliance").

         ITEM 2.    IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows.

         This statement is being filed by (i) AXA, a company organized under the laws of France, (ii) Finaxa, a holding company organized under the laws of France, (iii) AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, and AXA Courtage Assurance Mutuelle (formerly known as Uni Europe Assurance Mutuelle), three mutual insurance companies organized under the laws of France (the "Mutuelles AXA"), (iv) Claude Bebear (Chairman of the Supervisory Board of
AXA), Henri de Castries (Chairman of the Management Board of AXA) and Francoise Colloc'h (formerly a member of the Management Board of AXA), as Trustees (the "Trustees") of a Voting Trust (the "Voting Trust") established pursuant to the Original Voting Trust Agreement and currently governed by an Amended and Restated Voting Trust Agreement dated as of May 12, 2002, by and among AXA and the Trustees (the "Amended Voting Trust Agreement" and, together with the Original Voting Trust Agreement, the "Voting Trust Agreement"), (v) AXA Financial, Inc. (formerly known as The Equitable Companies

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                                                             Page 17 of 61 Pages


Incorporated), a Delaware corporation ("AXF"), (vi) AXA Financial Services, LLC (formerly known as AXA Client Solutions, LLC), a Delaware limited liability company whose sole member is AXF ("AXFS"), (vii) The Equitable Life Assurance Society of the United States, a New York stock life insurance company ("Equitable"), (viii) Equitable Holdings, LLC ("EHLLC") (Equitable Investment Corporation merged into EHLLC in November 1999), a New York limited liability company whose sole member is Equitable, (ix) ACMC, Inc., a Delaware corporation ("ACMC"), and (x) ECMC, LLC ("ECMC"), a Delaware limited liability company whose sole member is Equitable Holdings, LLC and which is the successor by merger to Equitable Capital Management Corporation. AXA, Finaxa, the Mutuelles AXA, the Trustees, AXF, AXFS, Equitable, EHLLC, ACMC and ECMC are hereinafter collectively referred to as the "Reporting Persons."

         AXA. AXA is a holding company for an international group of insurance and related financial service companies. The address of AXA's principal business and office is 25, avenue Matignon, 75008 Paris, France. As of February 1, 2004, approximately 16.89% of the issued ordinary shares (representing approximately 27.55% of the voting power) of AXA were directly or indirectly owned by Finaxa. As of February 1, 2004, the Mutuelles AXA, in addition to their indirect beneficial ownership of AXA's ordinary shares through Finaxa, directly beneficially owned approximately 2.75% of AXA's ordinary shares (representing approximately 4.52% of the voting power). In addition, as of February 1, 2004, approximately 1.64% of the ordinary shares of AXA without the power to vote were owned by certain subsidiaries of AXA.

         Finaxa. Finaxa is a holding company. The address of Finaxa's principal business and office is 23, avenue Matignon, 75008 Paris, France. As of February 1, 2004, approximately 71.11% of the voting shares (representing approximately 80.36% of the voting power) of Finaxa were owned by the Mutuelles AXA, and approximately 21.32% of the voting shares (representing approximately 12.8% of the voting power) of Finaxa were owned by BNP Paribas, a French bank.

         The Mutuelles AXA. The Mutuelles AXA are AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, and AXA Courtage Assurance Mutuelle (formerly known as Uni Europe Assurance Mutuelle). Each of the Mutuelles AXA is a mutual insurance company organized under the laws of France. The address of each of the Mutuelles AXA's principal business and office is as follows: (i) for each of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is
370, rue Saint Honore, 75001 Paris, France; and (ii) for AXA Courtage Assurance Mutuelle is 26, rue Louis le Grand, 75002 Paris, France.

         The Trustees. In order to ensure, for insurance regulatory purposes, that certain indirect minority shareholders of AXA are not able to exercise control over AXF and certain of its insurance subsidiaries, AXA has agreed pursuant to the Voting Trust

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                                                             Page 18 of 61 Pages

Agreement to deposit in the Voting Trust the shares of capital stock of AXF having voting powers beneficially owned by AXA and certain of its affiliates. AXA or any such affiliate depositing capital stock in the Voting Trust will remain the beneficial owner of all capital stock deposited by it in the Voting Trust, but during the term of the Voting Trust the Trustees will exercise all voting rights with respect to such capital stock. Additional information relating to the Voting Trust Agreement is set forth in the Schedule 13D filed by AXA with respect to its ownership of the capital stock of AXF.

         Information with respect to all of the Trustees except Ms. Colloc'h is set forth on Exhibit 1 hereto since those Trustees are members of the Supervisory or Management Board of AXA. The address of Ms. Colloc'h, who is a French citizen and retired from the Management Board of AXA, is 25, avenue Matignon, 75008 Paris, France.

         AXF and Subsidiaries. AXF is a holding company. As of March 5, 2004, 100% of the outstanding shares of common stock of AXF were beneficially owned by AXA. AXF and its subsidiaries (including Equitable, an indirect wholly-owned subsidiary) provide diversified financial services to a broad spectrum of financial advisory, insurance and investment management customers. AXFS, whose sole member is AXF, wholly owns Equitable, which in turn wholly owns ACMC. EHLLC, whose sole member is Equitable, is the sole member of ECMC. ECMC, ACMC, EHLLC, AXFS and AXF are holding companies. The address of the principal business and principal office of AXF, AXFS, Equitable, EHLLC, ACMC and ECMC is 1290 Avenue of the Americas, New York, New York 10104.

         Except for Ms. Colloc'h, whose information is provided above in this
Item 2, the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Exhibits 1 through 11 hereto. None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in Exhibits 1 through 11 hereto nor Ms. Colloc'h has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

         The source of funds for the purchase on March 5, 2004 of 8,160,000 units of limited partnership interests of Alliance Capital ("Alliance Capital Units") reported by the Reporting Persons

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                                                             Page 19 of 61 Pages

was working capital of ECMC. See response to Item 4 for a summary of the March 5, 2004 transaction pursuant to which 8,160,000 Alliance Capital Units were purchased by ECMC.

         ITEM 4.    PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

         On February 20, 2004, SCB delivered a notice to AXF stating that it was exercising its right to sell 8,160,000 Alliance Capital Units under the Purchase Agreement (the "2/04 Exercise Notice"). On March 2, 2004, as contemplated by the Purchase Agreement, AXF delivered a notice to SCB specifying March 5, 2004 as the settlement date and designating ECMC to be the purchaser (the "3/04 Settlement Notice"). The closing of the purchase took place on March 5, 2004. At the closing, ECMC purchased from SCB Partners Inc., a wholly owned subsidiary of SCB, 8,160,000 Alliance Capital Units at $37.828 per unit, resulting in an aggregate purchase price of $308,676,480. As provided in the Purchase Agreement, the purchase price per Alliance Capital Unit is the average of the closing prices of a Unit as quoted on the New York Stock Exchange composite tape for the ten trading days ending on February 27, 2004, the fifth trading day following the February 20, 2004 exercise date.

         Except as set forth in this statement, none of the Reporting Persons has any plans or proposals described in Item 4(a)-(j) of Schedule 13D.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a), (b) and (c) are hereby amended and restated in their entirety as set forth below.

                                                             Page 20 of 61 Pages

         (a) & (b) At the close of business on March 5, 2004: AXF did not beneficially own directly any Units and beneficially owned 32,699,154 Alliance Capital Units representing approximately 12.9% of the Alliance Capital Units outstanding; Equitable did not beneficially own directly any Units and beneficially owned 5,219,396 Alliance Capital Units representing approximately 2.1% of the Alliance Capital Units outstanding; ACMC beneficially owned directly 722,178 Units representing approximately 0.9% of the Units outstanding and 66,220,822 Alliance Capital Units representing approximately 26.2% of the Alliance Capital Units outstanding; and ECMC beneficially owned directly 722,178 Units representing approximately 0.9% of the Units outstanding and 40,880,227 Alliance Capital Units representing approximately 16.2% of the Alliance Capital Units outstanding. Equitable, ACMC and ECMC have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of each of their respective Units and Alliance Capital Units. By reason of its ownership interest in ECMC, EHLLC may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 722,178 Units owned by ECMC, representing approximately 0.9% of the Units outstanding, and the 40,880,227 Alliance Capital Units owned by ECMC representing approximately 16.2% of the Alliance Capital Units outstanding. By reason of its ownership interest in ACMC and ECMC, Equitable may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC and the 722,178 Units owned by ECMC, which together represent approximately 1.8% of the Units outstanding, and the 66,220,822 Alliance Capital Units owned by ACMC and the 40,880,227 Alliance Capital Units owned by ECMC, which, together with the 5,219,396 Alliance Capital Units owned directly by Equitable, represent 44.4% of the Alliance Capital Units outstanding. By reason of its ownership interest in ACMC, ECMC and Equitable, AXFS may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC and the 722,178 Units owned by ECMC, together representing approximately 1.8% of the Units outstanding, and the 66,220,822 Alliance Capital Units owned by ACMC and the 40,880,227 Alliance Capital Units owned by ECMC, which, together with the 5,219,396 Alliance Capital Units owned directly by Equitable, represent 44.4% of the Alliance Capital Units outstanding. By reason of its ownership interest in ACMC, ECMC, Equitable and AXFS, AXF may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC and the 722,178 Units owned by ECMC, together representing approximately 1.8% of the Units outstanding, and the 66,220,822 Alliance Capital Units owned by ACMC, the 40,880,227 Alliance Capital Units owned by ECMC and the 5,219,396 Alliance Capital Units owned directly by Equitable, which, together with the 32,699,154 Alliance Capital Units owned directly by AXF, represent approximately 57.4% of the Alliance Capital Units outstanding. (This excludes Units acquired by Alliance solely for investment purposes on behalf of client discretionary accounts.)

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                                                             Page 21 of 61 Pages

         AXA, by virtue of its ownership of 100% of the outstanding shares of common stock of AXF, may be deemed to beneficially own all of the Units and Alliance Capital Units owned indirectly by AXF. By reason of the Voting Trust Agreement, the Trustees may also be deemed to be beneficial owners of such Units and Alliance Capital Units. In addition, the Mutuelles AXA, as a group, and Finaxa may be deemed to be beneficial owners of such Units and Alliance Capital Units. Each of AXA, Finaxa, the Mutuelles AXA and the Trustees expressly declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Units or Alliance Capital Units.

         AXA, by reason of its relationship with AXF, may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of all of the Units and Alliance Capital Units beneficially owned by AXF. By reason of the Voting Trust arrangement, the Trustees may be deemed and, by reason of their relationship with AXA, the Mutuelles AXA, as a group, and Finaxa may be deemed, to share the power to vote or to direct the vote and to dispose or to direct the disposition of all the Units and Alliance Capital Units beneficially owned by AXF.

         To the knowledge of the Reporting Persons, the following directors and executive officers of the Reporting Persons listed in Exhibits 1 through 11 hereto beneficially own the following number of outstanding Units and Alliance Capital Units and options or other rights to acquire Units presently or within 60 days:

Bruce W. Calvert              1,638,385 Units (includes 1,080,000 Units which
                              Mr. Calvert may acquire within 60 days under Alliance Capital Option Plans);
                              500,000 Alliance Capital Units

Henri de Castries             2,000 Units

Christopher M. Condron        10,000 Units

Denis Duverne                 2,000 Units

W. Edwin Jarmain              8,000 Units (includes 6,000 Units which Mr.
                              Jarmain may acquire within 60 days under Alliance
                              Capital Option Plans)

                                                             Page 22 of 61 Pages

Peter J. Tobin                6,000 Units (represents 6,000 Units which Mr.
                              Tobin may acquire within 60 days under Alliance
                              Capital Option Plans)

Stanley B. Tulin              4,000 Units

         Other than as described above and in Item 4 above, none of the Reporting Persons beneficially owns any Units or Alliance Capital Units or options or other rights to acquire Units or Alliance Capital Units presently or within 60 days and, to the knowledge of the Reporting Persons, none of the natural persons listed in Exhibits 1 through 11 hereto nor Ms. Colloc'h beneficially owns any Units or options and other rights to acquire Units within 60 days.

         (c) Other than as described in Item 4 above, during the 60 days preceding the filing of this Amendment, no transactions in Units or Alliance Capital Units were made by the Reporting Persons, or, to the knowledge of the Reporting Persons, any natural person named in Exhibits 1 through 11 hereto or Ms. Colloc'h, except: (i) on February 4, 2004, Bruce W. Calvert exercised his option to purchase 100,000 Units, and on February 4 and 5, 2004, Mr. Calvert sold the 100,000 Units at an average price of $36.964 per Unit; (ii) on February 4, 2004, Mr. Calvert donated 15,000 Units; and (iii) on January 30, 2004, in connection with a distribution of Units under one of Alliance Capital's deferred compensation plans, Mr. Calvert paid his tax liability by withholding 2,942 Units incident to the distribution.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See response to Item 4 for a summary of the 2/04 Exercise Notice and the 3/04 Settlement Notice.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Information with respect to Members of the Management Board, Supervisory Board and Executive Officers of AXA

Exhibit 2 Information with respect to Executive Officers of Finaxa and Members of Finaxa's Conseil d'Administration

                                                             Page 23 of 61 Pages

Exhibit 3 Information with respect to Executive Officers of AXA Assurances I.A.R.D. Mutuelle and Members of AXA Assurances I.A.R.D. Mutuelle's Conseil d'Administration

Exhibit 4 Information with respect to Executive Officers of AXA Assurances Vie Mutuelle and Members of AXA Assurances Vie Mutuelle's Conseil d'Administration

Exhibit 5 Information with respect to Executive Officers of AXA Courtage Assurance Mutuelle and Members of AXA Courtage Assurance Mutuelle's Conseil d'Administration

Exhibit 6 Intentionally omitted since AXA Conseil Vie Assurance Mutuelle has merged into AXA Assurances Vie Mutuelle

Exhibit 7 Information with respect to the Executive Officers and Directors of AXA Financial, Inc. (which is the sole member of AXA Financial Services, LLC)

Exhibit 8 Information with respect to the Executive Officers and Directors of The Equitable Life Assurance Society of the United States (which is the sole member of Equitable Holdings, LLC)

Exhibit 9 Intentionally omitted since Equitable Holding Corporation has merged into Equitable Holdings, LLC, whose sole member is The Equitable Life Assurance Society of the United States

Exhibit 10 Intentionally omitted since Equitable Investment Corporation has merged into Equitable Holdings, LLC, whose sole member is The Equitable Life Assurance Society of the United States

Exhibit 11 Information with respect to the Executive Officers and Directors of ACMC, Inc.

Exhibit 12 Intentionally omitted since Equitable Capital Management Corporation has merged into ECMC, LLC, whose sole member is Equitable Holdings, LLC

                                                             Page 24 of 61 Pages


Exhibit 13 Filing Agreement with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 17 of the Schedule 13D filed on August 4, 1992)

Exhibit 14 Amended and Restated Voting Trust Agreement, dated as of May 12, 2002 (incorporated by reference to Exhibit 15 filed with Amendment No. 9 to Schedule 13D filed on November 27, 2002)

Exhibit 15 Purchase Agreement, dated as of June 20, 2000, between AXF, Alliance Capital and SCB (incorporated by reference to Exhibit 22 filed with Amendment No. 8 to Schedule 13D filed on June 23, 2000)

Exhibit 16  Powers of Attorney for the Voting Trustees, dated July 5, 2002
            (with respect to Claude Bebear and Henri de Castries) and July 10, 2002 (with respect to Francoise Colloc'h) (incorporated by reference to Exhibit 19 filed with Amendment No. 9 to Schedule 13D filed on November 27, 2002)

Exhibit 17 Powers of Attorney with respect to AXA, Finaxa and the Mutuelles AXA (incorporated by reference to Exhibit 11 to the Schedule 13D filed with the Securities and Exchange Commission on June 30, 2000 with respect to the Alliance Capital Units)

Exhibit 18  Exercise Notice, dated February 20, 2004, pursuant to Section
            2.4.1 of the Purchase Agreement

Exhibit 19  Settlement Notice, dated March 2, 2004, pursuant to Sections
            2.1 and 2.4.2 of the Purchase Agreement

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                                                             Page 25 of 61 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  March 9, 2004

                                AXA

                                FINAXA

                                AXA ASSURANCES I.A.R.D. MUTUELLE

                                AXA ASSURANCES VIE MUTUELLE

                                AXA COURTAGE ASSURANCE MUTUELLE

                                CLAUDE BEBEAR, HENRI DE CASTRIES
                                    AND FRANCOISE COLLOC'H,
                                AS AXA VOTING TRUSTEES UNDER THE
                                    VOTING TRUST AGREEMENT


                                By    /s/ Alvin H.  Fenichel
                                      -----------------------------------------
                                      Signature

                                      Alvin H. Fenichel, Attorney-in-Fact
                                      -----------------------------------------
                                      Name/Title

                                                             Page 26 of 61 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  March 9, 2004

                               AXA FINANCIAL, INC.


                               By:    /s/ Alvin H.  Fenichel
                                    --------------------------------------------
                                    Name:  Alvin H. Fenichel
                                    Title:  Senior Vice President and Controller

                                                             Page 27 of 61 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  March 9, 2004

                               AXA FINANCIAL SERVICES, LLC


                               By: /s/ Alvin H. Fenichel
                                   ---------------------------------------------
                                   Name:  Alvin H. Fenichel
                                   Title:  Senior Vice President and Controller

                                                             Page 28 of 61 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  March 9, 2004

                              THE EQUITABLE LIFE ASSURANCE SOCIETY OF
                              THE UNITED STATES


                              By:   /s/ Alvin H.  Fenichel
                                    --------------------------------------------
                                    Name:  Alvin H. Fenichel
                                    Title:  Senior Vice President and Controller

                                                             Page 29 of 61 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  March 9, 2004

                               EQUITABLE HOLDINGS, LLC


                               By    /s/Alvin H. Fenichel
                                     -------------------------------------------
                                     Name:  Alvin H. Fenichel
                                     Title: Authorized Signatory

                                                             Page 30 of 61 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  March 9, 2004

                               ACMC, INC.


                               By    /s/Kevin R. Byrne
                                     -------------------------------------------
                                     Name:  Kevin R. Byrne
                                     Title: Senior Vice President and
                                            Chief Financial Officer

                                                             Page 31 of 61 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  March 9, 2004

                               ECMC, LLC


                               By    /s/Alvin H. Fenichel
                                     -------------------------------------------
                                     Name:  Alvin H. Fenichel
                                     Title: Authorized Signatory